

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Chris Christensen
Chief Executive Officer
iCap Vault 1, LLC
3535 Factoria Blvd. SE, Suite 500
Bellevue, WA 98006

Re: iCap Vault 1, LLC
Amendment No. 3 to Registration Statement on Form S-11
Filed June 30, 2020
File No. 333-236458

Dear Mr. Christensen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-11 filed June 30, 2020

General

1. We note your response to comment 1 and your revised disclosure on page 53. In this regard we note that you "reserve the right to suspend, terminate, modify, or add to the Interest Premium Program or offers thereunder or any Interest Rate Premiums at any time . . . and [you] are not required to implement any or all of the offers outlined above." It appears to us that investors need ongoing transparency regarding the pricing terms of the security. Therefore, it does not appear to us that your pricing structure on the notes complies with Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation S-K. Please revise your pricing structure as appropriate. We may have further comment.

2.   We note that the "Floating Rate payable on the Notes will accrue based on a 365-day year, compounds daily and will be credited to your Notes on the last business day of each calendar month and will be reinvested." Please tell us whether the reinvested interest will be conducted as a part of this registered offering or whether it will be exempt from registration. If you are registering the interest reinvestment then revise the registration statement as appropriate. If you are relying on an exemption, please tell us the exemption and provide an analysis as to the availability of the exemption. In this regard, please tell us how you intend to inform investors of the interest rate at the time of the reinvestment. We may have further comment.

3.   Please explain to us how you determined to market and sell the Demand Notes as "Senior Secured" Demand Notes when it appears that the Notes will be subordinated to all existing and future obligations of your subsidiaries. We also note the disclosure on page 36 that the Notes and guarantee are secured by a second-priority lien in the membership interests in Vault Holding 1, LLC.

4.   We note your response to our prior Comment 3. If the offer is being made pursuant to "objectively determinable offer conditions," as the disclosure on pages 43 and 44 now suggests, please disclose what those conditions are. Please note that our prior Comment 3 was intended to convey the Staff's view that an unfettered right to terminate the offer may have constituted an illusory tender offer in contravention of Section 14(e). Given that the exchange offer component of the contemplated offering has been removed, the concern regarding an illusory tender offer is no longer present. However, the insertion of the references to "objectively determinable offer conditions" now renders the disclosure unclear.

5.   Please advise us as to whether an Intercreditor Agreement has been drafted or entered into already, and if not, the expected timing of such drafting and adoption. If the Intercreditor Agreement has been entered into, please file it as an exhibit.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-16

6.   We note your response to our prior comment 8. We further note your disclosure that there has been no activity in Vault Holding 1, LLC since its inception. Please confirm for us and revise your filing to disclose, if true, that Vault Holding 1, LLC has not commenced operations and has no (or nominal) assets and liabilities. To the extent this disclosure is not true, we may have further comment.

You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura Anthony